

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Charles Deignan
Chief Financial Officer
Clearside Biomedical, Inc.
900 North Point Parkway, Suite 200
Alpharetta, GA 30005

      Re: Clearside Biomedical, Inc.
           Registration Statement on Form S-3
           Filed May 12, 2023
           File No. 333-271902

Dear Charles Deignan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Asheley Walker